SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D
                                   AMENDMENT

                  Under the Securities Exchange Act of 1934

                      First Cash Financial Services, Inc.
           --------------------------------------------------------
                               (Name of issuer)

                    Common Stock, par value $0.01 per share
           --------------------------------------------------------
                         (Title of class of securities)

                                  319 42D 107
           --------------------------------------------------------
                                (CUSIP number)

                                Rick L. Wessel
                      First Cash Financial Services, Inc.
                       690 E. Lamar Boulevard, Suite 400
                            Arlington, Texas 76011
                                (817) 460-3947
           --------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                  May 18, 2007
           --------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.
                    ---

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



                           CUSIP No. 319 42D 107


 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Rick L. Wessel
 -------------------------------------------------------------------------

 (2) Check the Appropriate Box if a Member of a Group*
        (a)
            ---
        (b)
            ---
 -------------------------------------------------------------------------

 (3) SEC Use Only

 -------------------------------------------------------------------------

 (4) Source of Funds*
     PF and OO and SC
 -------------------------------------------------------------------------

 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                        ---
 -------------------------------------------------------------------------

 (6) Citizenship or Place of Organization
     United States
 -------------------------------------------------------------------------

                                    (7)  Sole Voting Power
                                                1,567,100
    NUMBER OF                -------------------------------------------
     SHARES                         (8)  Shared Voting Power
  BENEFICIALLY                                    -
    OWNED BY                 -------------------------------------------
      EACH                          (9)  Sole Dispositive Power
   REPORTING
  PERSON WITH                                   1,567,100
                             -------------------------------------------
                                   (10) Shared Dispositive Power
                                                  -
 -------------------------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person
        1,567,100
 -------------------------------------------------------------------------

 (12) Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*
                      ---
 -------------------------------------------------------------------------

 (13) Percent of Class Represented by Amount in Row (11)
      4.68%
 -------------------------------------------------------------------------

 (14) Type of Reporting Person*
      Rick L. Wessel           IN
 -------------------------------------------------------------------------



 ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is common stock, par value $0.01 per share (the "Common Stock") of First Cash Financial Services, Inc. (the "Issuer"), a Delaware corporation, 690 E. Lamar Boulevard, Suite 400; Arlington, Texas 76011.

 ITEM 2. IDENTITY AND BACKGROUND.

         (a)  Rick L. Wessel

         (b)  690 East Lamar Blvd., Suite 400, Arlington, Texas  76011

         (c)  President, Chief Executive Officer and Director

         (d)  no

         (e)  no

         (f)  United States

 ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

     Stock positions were acquired through use of personal funds and grants of warrants and options to purchase common stock.

 ITEM 4. PURPOSE OF TRANSACTION.

     This amendment reflects the current beneficial ownership of Mr. Wessel.

 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)     1,567,100   4.68%

         (b) The number of shares of Common Stock as to which there is sole power to vote or to direct a vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages hereto, and such information is incorporated herein by reference.

         (c)     N/A

         (d)     N/A

         (e) During fiscal 2006, Mr. Wessel ceased to be a beneficial owner of more than 5% of the common stock.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Of the 1,567,100 shares beneficially owned by Mr. Wessel, 1,058,800 are issuable upon the exercise of currently exercisable derivatives of the Company as follows:

     A warrant to purchase 136,800 shares at a price of $2.67 per share to expire in April 2012, a warrant to purchase 240,000 shares at a price of $3.83 per share to expire in May 2013, a stock option to purchase 60,000 shares at a price of $9.67 per share to expire in January 2014, a stock option to purchase 82,000 shares at a price of $12.50 per share to expire in January 2015, a stock option to purchase 90,000 shares at a price of $15.00 per share to expire in January 2015, a stock option to purchase 90,000 shares at a price of $17.50 per share to expire in January 2015, a stock option to purchase 90,000 shares at a price of $20.00 per share to expire in January 2015, a stock option to purchase 90,000 shares at a price of $15.00 per share to expire in December 2015, a stock option to purchase 90,000 shares at a price of $17.00 per share to expire in December 2015, and a stock option to purchase 90,000 shares at a price of $19.00 per share to expire in December 2015.

 ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

 DATED:  May 18, 2007            /s/ RICK L. WESSEL
                                 -------------------------------
                                 By:  Rick L. Wessel